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                                      				                    EXHIBIT 12


McDonnell Douglas Finance Corporation and Subsidiaries
Computation of Ratio of Income to Fixed Charges



                                              Nine months ended
                                                September 30,
(Dollars in millions)                         1995          1994

Income:
  Income before taxes on income              $  45.4       $ 36.1
  Fixed charges                                 79.2         85.8
  Income before taxes on income and fixed    $ 124.6      $ 121.9
  charges

Fixed charges:
  Interest expense                           $  76.6       $ 83.2
  Preferred stock cash dividends                 2.6          2.6
                                             $  79.2       $ 85.8

Ratio of income before taxes on income
  and fixed charges to fixed charges             1.57         1.42